

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2010

<u>Via U.S. Mail and Facsimile 917.591.3412</u>

Mr. Dominick Ragone
Chief Financial Officer of Icahn Enterprises G.P. Inc.,
    the General Partner of Icahn Enterprises L.P.
Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

> **Re: Icahn Enterprises L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 3, 2010**
> **File No. 1-9516**

Dear Mr. Ragone:

  We have completed our review of your filings and do not have any further comments at this time.

> Sincerely,
>
>
> Kevin Woody
> Accounting Branch Chief